

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2010

Michael F. Rickert
Vice President,
Chief Financial Officer and Treasurer
Discover Bank
12 Read's Way
New Castle, DE 19720

> **Re: Discover Card Execution Note Trust**
> **Registration Statement on Form S-3**
> **Filed June 9, 2010**
> **File No. 333-167413**

Dear Mr. Rickert:

We have reviewed your response to our letter dated July 1, 2010 and have the following additional comments.

Registration Statement on Form S-3

General

1. We note your response to our prior comment two and reissue our comment. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

Prospectus

The Discover Card Business, page 48

Collection Efforts and Charged-Off Accounts, page 51

2. We note your response to our prior comment six. Please revise to provide bracketed form disclose indicating that you will provide data regarding the number of accounts designated for the master trust which have been re-aged in both the Summary of Terms and The Master Trust Accounts sections of the prospectus supplement to the extent material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact at Julie Rizzo at (202) 551-3574 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Ellen L. Marks, Esq.
        Latham & Watkins LLP
        Fax: (312) 993-9767